UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24935

SERVICE BANCORP, INC.

(Exact name of registrant as specified in its charter)

81 Main Street, Medway, Massachusetts 02053

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         One (1)

(1) Middlesex Bancorp, MHC will be the sole shareholder of Service Bancorp, Inc. as of the effective date of the merger of Service Bancorp, Inc. with and into Middlesex Bancorp, MHC pursuant to the Agreement and Plan of Merger, dated as of December 8, 2008 and amended as of March 18, 2009, by and among, on the one hand, Middlesex Savings Bank, a Massachusetts-chartered savings bank (the “Bank”), and Middlesex Bancorp, MHC, a Massachusetts-chartered mutual holding company and sole stockholder of the Bank, and, on the other hand, Strata Bank, a Massachusetts-chartered savings bank (“Strata Bank”), Service Bancorp, Inc., a Massachusetts corporation and the sole shareholder of Strata Bank (“Service”), and Service Bancorp, M.H.C., a Massachusetts-chartered mutual holding company and the majority shareholder of Service.

Pursuant to the requirements of the Securities Exchange Act of 1934, Middlesex Bancorp, MHC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MIDDLESEX BANCORP, MHC (successor by merger to Service Bancorp, Inc.)

Date:	July 1, 2009	By:	/s/ John R. Heerwagen
John R. Heerwagen, Chairman, President and Chief Executive Officer